Via Facsimile and U.S. Mail
Mail Stop 4561

June 26, 2007

Mr. Ping'an Wu
President and Chief Executive Officer
China Properties Developments, Inc.
89 Chang'an Middle Road
Yangming International Tower, 26th and 27th Floors
Xi'an, China 710061

>   **Re: China Properties Developments, Inc.
>   Form 10-KSB for Fiscal Year Ended December 31, 2005
>   Filed April 17, 2006
>   File No. 0-50637**

Dear Mr. Wu:

We have completed our review of your Form 10-KSB and have no further comments at this time.

Sincerely,

Kevin Woody
Branch Chief